CDC NVEST INCOME FUNDS:

Loomis Sayles Core Plus Bond Fund, Loomis Sayles Government Securities Fund, Loomis Sayles High Income Fund, Loomis Sayles Limited Term Government and Agency Fund, Loomis Sayles Strategic Income Fund, (the "Funds")

Supplement dated June 24, 2004 to the CDC Nvest Income Funds Classes A, B and C and Class Y Prospectuses, each dated February 1, 2004, each as may be supplemented from time to time

On June 4, 2004, the Board of Trustees (the "Trustees") of CDC Nvest Funds and Loomis Sayles Funds approved the reduction in the advisory fee of the Loomis Sayles High Income Fund from 0.70% of the first $200 million of average daily net assets and 0.65% of average daily net assets in excess of $200 million to 0.60% of average daily net assets, effective July 1, 2004. The Trustees also approved the agreement of Loomis, Sayles & Company, L.P. ("Loomis Sayles") to waive a portion of its advisory fee to limit the total annual fund operating expenses of the Loomis Sayles Core Plus Bond Fund to 1.15%, 1.90%, 1.90% and 0.90% of the average net assets for Classes A, B, C and Y shares, respectively, effective from July 1, 2004 through January 31, 2005. In addition, the Trustees approved a reduction of the 12b-1 fees for Class A shares of the Loomis Sayles Limited Term Government and Agency Fund from 0.35% to 0.25% of the daily net assets of such class of shares, effective July 1, 2004. The Trustees also approved the use mortgage dollar rolls and/or futures as one of the principal investment strategies for the Funds.

Prospectus Changes

Within the section entitled "Principal Investment Strategies" in the CDC Nvest Income Funds Classes A, B, C and Y Prospectuses, the following bullet is added with respect to Loomis Sayles Core Plus Bond Fund, Loomis Sayles Government Securities Fund, and Loomis Sayles Limited Term Government and Agency Fund.

o The Fund may also invest in mortgage-related securities, including mortgage dollar rolls.

Within the section entitled "Principal Investment Strategies" in the CDC Nvest Income Funds Classes A, B, C and Y Prospectuses, the following bullet is added with respect to Loomis Sayles Core Plus Bond Fund, Loomis Sayles Government Securities Fund, Loomis Sayles High Income Fund, Loomis Sayles Limited Term Government and Agency Fund and Loomis Sayles Strategic Income Fund.

o    The Fund may also invest in futures.

Within the section entitled "Principal Investment Risks" in the CDC Nvest Income Funds Classes A, B, C and Y Prospectuses, the following text is added with respect to Loomis Sayles Core Plus Bond Fund, Loomis Sayles Government Securities Fund, Loomis Sayles Limited Term Government and Agency Fund and Loomis Sayles Strategic Income Fund. With respect to Loomis Sayles High Income Fund the following text replaces the first paragraph of this section.

Derivative Securities: Subject to changes in the underlying securities or indices on which such transactions are based. There is no guarantee that the use of derivatives for hedging purposes will be effective or that suitable transactions will be available. Even a small investment in derivatives (which include futures) may give rise to leverage risk, and can have a significant impact on the Fund's exposure to stock market values, interest rates or the currency exchange rate.

Within the section entitled "Fund Fees & Expenses" of the CDC Nvest Income Funds Classes A, B and C Prospectus, the following text replaces the information with respect to the Loomis Sayles Core Plus Bond Fund, Loomis Sayles High Income Fund and Loomis Sayles Limited Term Government and Agency Fund.

                                                              SP229-0604 (40403)